UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 12, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☑      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐      No    ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 12 May 2022 entitled ’Stephen A. Carter to join Vodafone’s Board’.

RNS Number : 1912L

Vodafone Group Plc

12 May 2022

12 May 2022

BOARD APPOINTMENT

Stephen A. Carter to join Vodafone’s Board

Vodafone Group Plc (“Vodafone”) today announced that Stephen Carter will be appointed as a non-executive director following the Company’s Annual General Meeting on 26 July 2022, subject to shareholder approval.

Vodafone’s Chairman, Jean-Francois van Boxmeer said: “I am delighted to welcome Stephen to Vodafone’s Board. He brings a track record of value creation and he has extensive commercial and regulatory experience in the telecoms and media sectors. I look forward to Stephen’s valuable contribution as the Board and management team work closely together to drive the execution of Vodafone’s strategy, to achieve our commercial and portfolio priorities and deliver long-term value for shareholders.”

Stephen Carter

Since becoming CEO of Informa in 2013, Stephen has transformed the company into the global leader in B2B Events, Digital Services and Academic markets. During this time, he has led significant growth through organic investment in Technology and Digital Service capabilities, as well as leading the acquisitions of Penton Information Services and UBM PLC, and the divestiture of the Pharma Intelligence business.

Prior to Informa, Stephen held various senior Executive positions at Alcatel-Lucent, where he played a key role in restructuring the business, taking out significant cost, and investing in product development for next generation mobile network equipment.

Stephen is currently a non-executive director of United Utilities, the FTSE 100 company, where he is Chair of the Corporate Responsibility Committee and a member of the Audit and Nomination committees. His term on the Board of United Utilities will complete this July.

Additionally, as a result of Informa’s shareholding, he also serves as a non-executive director at the PA Media Group, the private provider of multimedia content and data services.

Stephen’s successful commercial track record is combined with deep experience of public policy and regulation.

Stephen served as the first CEO of Ofcom, where he brought together five different regulatory authorities, laid the groundwork for the switchover from analogue to digital broadcasting, introduced measures to ensure competitive broadband access, and oversaw the liberalisation of both the Spectrum and the Independent Television Production markets.

After Ofcom, Stephen served as Chief of Strategy for the UK’s Prime Minister, Gordon Brown, and then he served as Minister, Communications, Technology & Broadcasting within the UK Government. He was responsible for the Digital Britain Report, which set out the groundwork for subsequent policies in areas such as superfast broadband and the Digital Economy Act 2009.

Between 2017-2021, Stephen was a non-executive director for the Department for Business, Energy and Industrial Strategy, the ministerial department which brings together responsibility for business, industrial strategy, and science and innovation with energy and climate change policy.

Prior to Ofcom, Stephen was Managing Director / COO for the UK & Ireland at NTL Group, where he led an operational restructuring of the business, and before that, he was a Director and UK CEO of the J Walter Thompson International Advertising group.

Pursuant to Listing Rule 9.6.13R, it is confirmed there are no other disclosures required in addition to the above information.

- ends -

For more information, please contact:

Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services. Vodafone operates mobile and fixed networks in 21 countries, and partners with mobile networks in 52 more.  As of 31 December 2021, we had over 300m mobile customers, more than 28m fixed broadband customers and over 22m TV customers.

Vodafone is a world leader in the Internet of Things (IoT), connecting more than 142m devices and platforms through innovation that aligns with the aspirations of society for cleaner and safer cities, better transport and improved agriculture. Vodafone’s digital leadership is also changing how governments deliver healthcare and education, and how businesses, particularly Small and Medium Enterprises (SMEs), serve customers.

We have revolutionised fintech in Africa through M-Pesa, which celebrates its 15th anniversary in 2022. It is the region’s largest fintech platform, providing access to financial services for more than 51m people in a secure, affordable and convenient way.

Our purpose is to connect for a better future, enabling an inclusive and sustainable digital society. We are taking significant steps to reduce our impact on our planet by becoming net zero by 2040, purchasing 100% of our electricity from renewable sources in Europe and across our entire operations by 2025, and reusing, reselling or recycling 100% of our redundant network equipment. Vodafone proactively works to expand access to connectivity for rural communities, students and jobseekers. For more than 30 years, Vodafone’s Foundation has supported communities in Europe and Africa in the areas of health, education, and equality.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 12, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary